Committed Capital Acquisition Corporation
c/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

September 30, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549

Attention:  John Reynolds, Esq.

RE:        Committed Capital Acquisition Corporation
Registration Statement on Form S-1 (Registration No. 333-174599)
Acceleration Request

Dear Mr. Reynolds:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Committed Capital Acquisition Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to October 3, 2011, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

           Any questions regarding this request should be addressed to Jeffrey P. Schultz (212-692-6732) or Bryan Yoon (212-692-6847) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Very truly yours,

Committed Capital Acquisition Corporation

/s/ Michael Rapp
Name: Michael Rapp
Title: President and Chairman

cc:	Securities and Exchange Commission
Jay Williamson, Esq.
Raj Rajan
Brian Bhandari

Committed Capital Acquisition Corporation
Michael Rapp
Philip Wagenheim

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Bryan Yoon, Esq.

Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

September 30, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn:        John Reynolds, Esq.

RE:            Committed Capital Acquisition Corporation (the “Company”)
Form S-1 (the “Registration Statement”) File Number 333-174599

Dear Mr. Reynolds:

In connection with the Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of the Registration Statement be accelerated to 4:00 p.m. (New York time) on October 3, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that the preliminary prospectuses, dated July 22, 2011 and August 15, 2011, respectively, were distributed approximately as follows:

1.	Preliminary prospectus dated July 22, 2011:

(i)	Dates of distribution: July 23, 2011 through August 14, 2011
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1
(iii)	Number of prospectuses to prospective institutional investors, retail investors and others distributed: approximately 90

2.	Preliminary prospectus dated August 15, 2011:

(i)	Dates of distribution: August 15, 2011 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1
(iii)	Number of prospectuses to prospective institutional investors, retail investors and others distributed: approximately 140

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Any questions should be addressed to Stuart Neuhauser, at Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

Broadband Capital Management LLC, as representative
of the underwriters

By:	/s/ Philip Wagenheim
Name: Philip Wagenheim
Title: Vice-Chairman